Mail Stop 3010

September 23, 2009

VIA MAIL and FAX (623) 465-2571

Mr. Yada Schneider
President and Chief Executive Officer
BioAuthorize Holdings, Inc
15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254

>   **Re: BioAuthorize Holdings, Inc. (f/k/a Genesis Holdings Inc.)**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed on March 31, 2008**
>   **File No. 000-33073**

Dear Mr. Yada Schneider:

We issued comments to you on the above captioned filings on May 12, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 7, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 7, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jaime John at 202-551-3446 or me at 202-551-3782 if you have any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant